

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-mail
Joseph L. Welch
Chairman of the Board
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377

> **Re:** **ITC Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 4, 2012**
> **File No. 333-184073**

Dear Mr. Welch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 9 and that you have registered 55 million shares under the registration statement. Please confirm to us your understanding that if you issue more than 55 million shares in connection with the merger, you are required to register any such additional shares. For guidance, please consider Section 610.01 in our Compliance and Disclosure Interpretations (Securities Act Rules).

2. If necessary, please update the disclosure noted below to the latest practicable date before the mailing date of the joint proxy statement / prospectus.

   - The example provided in "The Transactions—Calculation of the Merger Consideration."

   - The disclosure provided in response to Item 402(t) of Regulation S-K.

3. We note your response to comment 40 and the statement that if a share repurchase is conducted through open market repurchases, you "may" structure those repurchases to be covered by Exchange Act Rule 10b-18. Your use of the word "may" suggests that it is possible that you could elect not to structure such repurchases to fit within such rule. Please tell us whether you intend to conduct open market repurchase even if you cannot satisfy the conditions of Rule 10b-18. If you do, then please also tells us how you intend for such repurchases to comply with the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act.

Questions and Answers…, page 4

Q: What are the "exchange trust" and the "exchange trust election"…, page 7

4. We note your response to comment 12. Please expand the additional disclosure that you provided to explain to investors the business purpose for why you and Entergy agreed to permit Entergy, at its election, to retain a portion of TransCo common units in a trust and to potentially conduct an exchange offer for securities held by the trust after the closing of the merger.

Opinion of Barclays Capital Inc., page E-2

5. We note your response to comment 45. We continue to believe that the phrase in the first full paragraph on page E-2 "[w]e assume no responsibility for…any projections or estimates reviewed by us" constitutes a disclaimer of liability to investors for statements made in the joint proxy statement / prospectus. While Barclays may state, for purposes of apprising your board regarding the scope of its engagement with you, that it has not verified the information provided to it, and we note that it has done so in the first sentence of the paragraph, it may not include a disclaimer of liability to investors for such information. Please revise the discourse accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tony Watson at (202) 551-3318 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Dieter King at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Wendy A. McIntyre
        ITC Holdings Corp.

        Andrew Smith
        Simpson Thacher & Bartlett LLP